UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Dated: May 23, 2017

Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

2100, 855 - 2ND Street S. W., Calgary, Alberta T2P 4J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐      Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits 99.1, 99.2, 99.3 and 99.4 to this report, filed on Form 6-K, shall be incorporated by reference as an exhibit to the registrant’s Registration Statement under the Securities Act of 1933 on Form F-10 (File No. 333-207578).

Exhibit Number	Description

99.1	Consent of PricewaterhouseCoopers LLP

99.2	Consent of Ernst & Young LLP

99.3	Consent of GLJ Petroleum Consultants Ltd.

99.4	Consent of Parlee McLaws LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Natural Resources Limited (Registrant)

Date: May 23, 2017	By:	/s/ Corey B. Bieber
Corey B. Bieber
Chief Financial Officer and Senior Vice President, Finance